UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission file number: 333-207107

Ehave, Inc.

(Translation of Registrant’s Name Into English)

18851 NE 29th Ave. Suite 700

Aventura, FL 33180

(954) 233-3511

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Extension to File Annual Report

Ehave Inc. (the “Company”) will be relying on the Securities and Exchange Commission’s Order under Section 36 of the Securities Exchange Act of 1934 Granting Exemptions From Specified Provisions of the Exchange Act and Certain Rules Thereunder dated March 25, 2020 (Release No. 34-88465) (the “Order”) to delay the filing of its annual report on Form 20-F due to the circumstances related to COVID-19. In particular, the lockdowns and stay at home orders related to COVID-19 have hampered management’s ability to collect documents from the prior officers and directors of the Company. The Company believes that it will be able to file its annual report on or before June 30, 2020.

In light of the current COVID-19 pandemic, the Company will be including the following Risk Factor in its 2019 20-F, as may be updated to reflect subsequent events impacting the Company:

We are unable to predict the impact of COVID-19 on our company.

Our diagnostic and treatment tools, MegaTeam and Ninja Reflex, are currently used in hospitals and other medical settings. Because of strain put on hospitals and their resources by treatment of patients with COVID-19, hospitals and other facilities are canceling or postponing non-emergency treatments which may include the use of our tools for the treatment of ADHD and related illnesses. Additionally, people are generally avoiding medical facilities except in emergency situations and therefore would not be seeking to utilize our tools in such a setting. While we do not expect this trend to continue indefinitely, its duration and impact cannot be quantified at this time and may negatively impact or business as it is related to MegaTeam and Ninja Reflex.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Ehave, Inc.

May 14, 2020	By:	/s/ Ben Kaplan
Ben Kaplan
CEO